Exhibit E-9

Exhibit E-9

Interim Report

For the Six Months ended 31 December 2002

Eidos is one of the world’s leading developers and publishers of entertainment software. The Group’s primary focus is the development of its own content through internal development resources, augmented by relationships with external development studios. The Group has a broad based publishing portfolio built around key franchises such as Tomb Raider, Championship Manager, Soul Reaver, Commandos, TimeSplitters and Hitman, and original titles that it believes have franchise potential. Tomb Raider is one of the world’s most successful video game franchises owned by an independent publisher with total unit sales currently exceeding 28 million units. Further information about Eidos plc can be found at www.eidos.com

Eidos plc (the “Company”) is a public limited company registered in England. Its Ordinary shares are listed on the London Stock Exchange and, in the form of American Depositary Shares, on the NASDAQ National Market. This is the Company’s Interim Report for the six month period ended 31 December 2002 and complies with UK regulations. It is also available on the Company’s website at www.eidos.com
A separate Form 6-K is being prepared for the same period to meet US regulations and will be filed with the US Securities and Exchange Commission (SEC) in April 2003.

Forward-looking Statement
Statements made in this Interim Report with respect to the Group’s plans, strategies and beliefs and other statements that are not historical facts are forward-looking statements (as that term is defined in the United States Private Securities Legislation Reform Act 1995) that involve risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including without limitation, general economic conditions in the Group’s markets, particularly levels of consumer spending; exchange rates, particularly between the pound sterling and the U.S. dollar, in which the Group makes significant sales; and the Group’s ability to continue to win acceptance of its products, which are offered in highly competitive markets characterized by continual new product introductions, rapid developments in technology and subjective and changing consumer preferences (particularly in the entertainment business) and other risks described in periodic reports and filings with the Security and Exchange Commission. The Company undertakes no obligation to update any forward looking statements contained in this Interim Report, whether as a result of new information, future events or otherwise.

Exhibit E-9

Highlights for the six month period to 31 December 2002

•	£5.4 million operating profit (pre goodwill and exceptionals) marks a return to profitability
•	Turnover for the period rose by 181.8% to £88.9 million
•	Profit before tax was £6.7 million, compared to a loss before tax of £27.4 million in the previous comparable period
•	Seven new titles released with Hitman 2 and TimeSplitters 2 each selling in excess of one million units
•	Costs continue to be rigorously controlled
•	A strong cash position was maintained
•	Further major franchise titles are still to be released in the current financial year

“I am delighted to announce interim operating profits pre goodwill and exceptionals of £5.4 million for the six months to 31 December 2002.

This return to operating profit marks an important stage in the turnaround programme that we first began at Eidos during 2001. Since then, we have worked hard to drive real and lasting improvements through our operations and to return the business to profitability. Prior to these results we have already reported on improving margins, reduced overheads and a strong cash position. These improvements continue to be displayed in our performance and now we are able to complete the picture by delivering operating profits that reflect the solid progress we have made to date. With both robust operating fundamentals and a portfolio of strong titles in place for future release, the Board believes that there is further opportunity to be realised in the business.

With Hitman 2 and TimeSplitters 2 each selling over one million units in the period on multiple platforms, we have demonstrated that we have the ability to create, develop and exploit a range of original and compelling franchise titles that will underpin our portfolio going forwards. Moreover, with further established titles such as Championship Manager 4 and Tomb Raider: The Angel of Darkness still to ship in this financial year, we continue to feel confident in our ability to build on these interim numbers and to meet current market expectations for the full year.”

Michael McGarvey
Chief Executive Officer

6 March 2003

Exhibit E-9

CHAIRMAN’S STATEMENT

Introduction
As previously reported, and with a view to reducing the uncertainty surrounding full-year forecasting in what is in part a seasonally driven marketplace, the Company has changed its financial year end to 30 June. Consequently, these interim results are presented for the six month period ended 31 December 2002 and are compared for statutory purposes with the previous interim results which were for the six month period ended 30 September 2001. The two sets of results are therefore not directly comparable. The Company’s interim results announcement made on 6 March 2003 (which is available on the Company’s website at www.eidos.com) did include a comparison on a like-for-like basis with the six month period ended 30 December 2001.

Turnover for the six month period to 31 December 2002 increased 181.8% to £88.9 million (2001: £31.6 million). Operating profits pre goodwill and exceptional charges were £5.4 million (2001: loss of £19.6 million)1. The profit per share excluding goodwill amortisation was 3.6p (2001: loss of 15.4p); including goodwill amortisation it was 3.2p (2001: loss of 21.8p).

During the period we shipped seven new titles (2001: six) on multiple platforms with four games appearing on PlayStation 2, two on Xbox and two on GameCube. In particular, Hitman 2 (PlayStation 2, Xbox and PC CD) and TimeSplitters 2 (PlayStation 2, GameCube and Xbox) performed very strongly with sales in excess of one million units each in the period. Both titles reached No. 1 in the official charts across Europe. They also performed very well during the period in North America which is reflected in an increased contribution to the Group’s turnover of 46.3% from our operations in that territory (2001: 19.7%).

In line with our expectations, the gross margin for the six months to 31 December 2002 was 51.3% compared to 61.2% for the comparable period last year. This was due to a temporary shift in the sales mix towards externally developed console titles that have higher cost of goods and royalty charges. The Group did not experience any material impact on its margins resulting from price cutting by retailers in the run up to Christmas 2002. For the current financial year, margins are expected to rise to a level close to that reported for the fifteen months to 30 June 2002.

Total operating expenses before goodwill were £42.9 million (2001: £39.5 million)2. Sales and marketing costs in the period were £15.0 million (2001: £9.7 million), reflecting the level of marketing and advertising activity required to support the Group’s new releases and significantly increased level of turnover. Improvements in the Group’s development process have meant that expenditure in new product development is now more focussed than in the past, with a greater emphasis being placed on original and Company owned intellectual property. Consequently, research and development expenditure in the period was £18.2 million (2001: £20.3 million) though this also reflects a number of timing differences, many of which are expected to reverse by the year-end. General and administrative costs for the period were £9.7 million (2001: £9.5 million). Management remains committed to continuing to control its fixed cost base.

The reduction in the amortisation charge to £0.1 million (2001: £5.6 million) resulted from the goodwill relating to Crystal Dynamics becoming fully amortised during the fifteen months to 30 June 2002. The remaining charge is in respect of the 2001 acquisition of Ion Storm.

The Group’s share of profits arising from the distribution activities of our Spanish joint venture partner, Proein, were £2.7 million for the six months (2001: £0.7 million). This increased level of trading reflects the quality of titles that were distributed by Proein in the period. Whilst a significant contribution from Proein is forecast for the full year, it is expected that its second half contribution will be materially lower than the first half.

Exhibit E-9

Financing and Cashflow

The Group had net cash balances of £60.4 million at 31 December 2002 (2001: £31.6 million), which included £11.4 million that the Group received during the previous year following the submission of a claim to the Inland Revenue. As at 30 June 2002, the Group is carrying this sum within creditors: amounts falling due within one year and it will continue to do so until such time as a final agreement on the matter is reached with the Inland Revenue. The Group had cash balances of £49.0 million at 31 December 2002 excluding this sum.

There was a positive cash flow in the period. The cash flow from operating activities for the period was largely neutral, with the effect of operating profits being off-set by the significant increase in trade debtors resulting from the strong trading in the run up to Christmas.

Exceptional items

The Group received a £1.4 million litigation settlement, net of costs, during the period in respect of its investment in Express.com. The Group took an exceptional charge against the full carrying value of this investment in the twelve months to 31 March 2001 and Express.com subsequently filed for Chapter 11 bankruptcy protection. It is not expected that any further sums will be received in relation to this matter.

Taxation

The Group recorded a tax charge of £2.3 million for the period. Included within this sum is £1.0 million in respect of the Group’s share of profits in its joint venture, Proein, as referred to above. The balance of the charge relates to the release of a deferred tax asset originally created in respect of losses incurred in a prior period. The availability of further tax losses within the Group means that the effective tax rate for the full year may well be below that experienced in the first half.

Dividends

No interim dividend has been paid or declared during the period (2001: £nil).

Current Trading and Future Prospects

The success of Hitman 2 and TimeSplitters 2, combined with the increased level of trading in our Spanish partner, Proein, has provided an excellent start to the year and allowed us to post strong interim profits.

During the second half of the year we will ship two of our most established franchise titles, Championship Manager 4 and Tomb Raider: The Angel of Darkness. These will be released by the end of March and early in the fourth quarter respectively. In addition, we have already launched Praetorians; a new real-time strategy game based on the campaigns of Julius Caesar, from Pyro Studios, the developers of the highly successful Commandos franchise.

The changes we implemented in our publishing business have already yielded measurable results such as improved margins and reduced operating costs. The improvements we have made in our development business are also now coming to fruition. We believe that the success of Hitman 2 and TimeSplitters 2 can, at least in part, be attributed to the way in which these titles were managed through our improved development process which is now more highly geared towards selecting and delivering exciting, focus tested games that will appeal to both hard-core and more casual gamers.

Looking forward over the coming months, other releases include the much anticipated titles Commandos III and Deus Ex II in addition to new titles such as Backyard Wrestling, The Italian Job, Soul Reaver 3 and Spanx, the latter two coming from our own Crystal Dynamics studio.

Exhibit E-9

The Board believes that the market for entertainment software has the ability to deliver strong growth over the medium term. Sales of the most successful hardware platforms for video games are set to grow significantly in the current calendar year. It also believes that this will drive growth in the software market for these platforms by up to 20% in Europe and by as much as 25% in the USA.3

The Board further believes that through the continued improvements in our development and publishing processes and by having an appropriate portfolio of titles in place, Eidos is well positioned to exploit fully the exciting opportunity that our market presents. Consequently, the Board is confident that current market expectations for this financial year will be met. Longer term, we believe that the Group’s prospects for delivering sustainable growth in profits and for translating this into enhanced shareholder value remain good.

John van Kuffeler
Chairman	6 March 2003

1 Operating profit (pre goodwill and exceptionals) of £5.4 million is derived from a total operating profit from continuing operations of £4,814,000 (2001: loss £27,591,000), adjusted for amortisation of goodwill of £134,000 (2001: £5,596,000) and joint venture goodwill amortisation of £471,000 (2001: £2,433,000).

2 Total operating expenses before goodwill of £42.9 million is derived from operating expenses of £43,065,000 (2001: £45,133,000) adjusted for amortisation of goodwill of £134,000 (2001: £5,596,000).

3 Source: Company estimates.

Exhibit E-9

Unaudited Consolidated Profit and Loss Account

	Notes	Six months to 31 December 2002 £000		Six months to 30 September 2001 (restated) £000

Turnover: Group and share of joint ventures		102,167		34,524
Less: share of joint venture turnover		(13,228)		(2,958)

Turnover – continuing operations	2	88,939		31,566
Cost of goods sold		(43,281)		(12,253)

Gross profit		45,658		19,313
Sales and marketing		(14,965)		(9,707)
Research and development		(18,238)		(20,282)
General and administrative
Amortisation of goodwill		(134)		(5,596)
Other		(9,728)		(9,548)

Total general and administrative		(9,862)		(15,144)

Operating expenses		(43,065)		(45,133)

Group operating profit/(loss)		2,593		(25,820)
Share of operating profit of joint venture		2,692		662
Joint venture goodwill amortisation		(471)		(2,433)

Total operating profit/(loss) from continuing operations		4,814		(27,591)
Exceptional items	3	1,441		–
Interest receivable and similar income		1,025		794
Interest payable and similar charges		(612)		(638)

Profit/(loss) on ordinary activities before tax	2	6,668		(27,435)
Tax on profit/(loss) on ordinary activities	4	(2,254)		–

Profit/(loss) after tax		4,414		(27,435)

Earnings/(loss) per share	5	3.2	p	(21.8	)p

Earnings/(loss) per share before goodwill	5	3.6	p	(15.4	)p

Diluted earnings/(loss) per share	5	3.1	p	(21.8	)p

Exhibit E-9

Unaudited Consolidated Balance Sheet

	Notes	As at 31 December 2002 £000	As at 30 September 2001 £000
Fixed assets
Intangible assets		389	1,068
Tangible assets		4,832	4,573
Investments
Joint ventures
– share of gross assets		7,381	4,023
– share of gross liabilities		(2,849)	(1,407)

		4,532	2,616
Joint ventures – goodwill		–	4,591
Other investments and associated undertakings		246	2,627

Total fixed assets		9,999	15,475

Current assets
Stocks		4,439	2,282
Debtors	6
due within one year		29,129	19,253
due after one year		645	6,594
Cash at bank and in hand		60,412	31,584

Total current assets		94,625	59,713

Creditors: Amounts falling due within one year	7	(41,705)	(17,943)

Net current assets		52,920	41,770

Total assets less current liabilities		62,919	57,245
Creditors due after more than one year	7	(956)	(2,705)
Provisions for liabilities and charges	8	(1,246)	–

Net assets	2	60,717	54,540

Capital and reserves
Called up share capital		2,798	2,773
Share premium account		138,235	136,880
Other reserves		707	707
Profit and loss account		(81,023)	(85,820)

Equity shareholders’ funds	9	60,717	54,540

Exhibit E-9

Unaudited Consolidated Statements of Cash Flow
	Notes	6 months to 31 December 2002 £000	6 months to 30 September 2001 (restated) £000

Net cash outflow from operating activities	10	(27)	(18,737)

Dividends from joint ventures and associates		–	647

Returns on investments and servicing of finance
Interest received		1,067	556
Bank interest and finance charges paid		(183)	(617)
Interest element of finance lease rentals		(17)	(20)

		867	(81)

Taxation
UK tax repaid/(paid)		283	(9,898)
Overseas tax paid		(16)	(933)

		267	(10,831)

Capital expenditure and financial investment
Purchase of tangible fixed assets		(1,072)	(869)
Sale of tangible fixed assets		17	10
Proceeds from other investments		1,441	–

		386	(859)

Cash outflow/(inflow) before management of liquid resources and financing		1,493	(29,861)
Management of liquid resources
Decrease/(increase) in term deposits		7,207	(20,075)

Financing
Issue of ordinary share capital		130	51,752
Repayment of finance leases		(111)	(108)

		19	51,644

Increase in cash in the period		8,719	1,708

Exhibit E-9

Notes to the Accounts

1. Accounting policies

(a) The financial statements have been prepared on the basis of the accounting policies set out on page 21 of the Eidos plc Report and Accounts for the fifteen months ended 30 June 2002.

(b) The 2001 comparatives for “Turnover” and “Sales and marketing” have been restated for the change in treatment of certain co-operative advertising expenses that occurred in the fifteen months ended 30 June 2002.

(c) The 2001 comparatives for “Research and development” and “General and administrative” have been restated for a change in the classification of certain expenses that occurred in the fifteen months ended 30 June 2002.

(d) The 2001 cashflow has been restated to separately show the movement in term deposits.

2. Segmental analysis

Segmental analysis by class of business
Turnover, profit and net assets are derived from or belong to the entertainment software business.

Segmental analysis by geographical area

	By destination		By origin
	6 months to	6 months to	6 months to	6 months to
	31 December	30 September	31 December	30 September
	2002	2001	2002	2001
		(Restated)		(Restated)
Turnover – continuing activities	£'000	£'000	£'000	£'000

United Kingdom	16,062	7,627	25,295	10,374
France	7,532	4,361	9,680	5,531
Germany	8,224	6,351	9,178	7,144
Rest of Europe	10,216	3,902	–	–
United States of America	41,218	6,211	42,775	7,497
Rest of World	5,687	3,114	2,011	1,020

	88,939	31,566	88,939	31,566

The 2001 comparatives for “Turnover” and “Sales and marketing” have been restated for the change in treatment of certain co-operative advertising expenses that occurred in the fifteen months ended 30 June 2002.

	6 months to	6 months to
	31 December	30 September
	2002	2001
Profit/(loss) before taxation	£'000	£'000

United Kingdom	895	(4,331)
France	25	420
Germany	(598)	84
Spain (joint ventures)	2,278	(1,942)
United States of America	4,389	(21,426)
Rest of World	(321)	(240)

	6,668	(27,435)

Exhibit E-9

Segmental analysis by geographical area – continued

	As at	As at
	31 December	30 September
	2002	2001
Net assets/(liabilities)	£'000	£'000

United Kingdom	85,713	117,003
France	1,759	1,040
Germany	(939)	504
Spain	4,532	7,207
United States of America	(30,426)	(71,548)
Rest of World	78	334

	60,717	54,540

3. Exceptional Item

The Group received a £1.4 million litigation settlement, net of costs during the period, in respect of its investment in Express.com. The Group took an exceptional charge against the full carrying value of this investment in the twelve months to 31 March 2001 and Express.com subsequently filed for Chapter 11 bankruptcy protection. It is not expected that any further sums will be received in relation to this matter.

4. Taxation

	6 months to 31	6 months to 30
	December	September
	2002	2001
	£'000	£'000
Current Period Taxation
Overseas taxation	992	–
Deferred taxation	1,260	–

	2,252	–
Adjustment in respect of prior periods
Uk taxation	(9)	–
Overseas taxation	11	–

	2,254	–

Of which
Remaining Group taxation	1,269	–
Joint Ventures’ taxation	985	–

	2,254	–

No tax credit was provided on the loss on ordinary activities for the six months ended 30 September 2001, based on the availability of losses accumulated in prior years. The Group reviewed the provisions of FRS19 – Deferred Tax, and believed that this treatment was consistent with the standard.

Exhibit E-9

5. Earnings/(loss) per share

The calculations of earnings/(loss) per share are based on the following information:

	6 months ended 31 December 2002	6 months ended 30 September 2001
Weighted average number of shares:
	Number of shares	Number of shares

For basic earnings/(loss) per share	139,822,559	125,667,301
Dilutive effect of share options	437,761	2,220,463

For diluted earnings/(loss) per share	140,260,320	127,887,764

	Basic		Basic		Diluted		Diluted
	6 months to		6 months to		6 months to		6 months to
	31 December		30 September		31 December		30 September
	2002		2001		2002		2001

	£’000		£’000		£’000		£’000
Profit/(loss) for the financial year	4,414		(27,435)		4,414		(27,435)
Goodwill amortisation	605		8,029		605		8,029

Profit/(loss) for the financial year before goodwill	5,019		(19,406)		5,019		(19,406)

	Pence per		Pence per		Pence per		Pence per
	share		share		share		share
Earnings/(loss) per share	3.2	p	(21.8	)p	3.1	p	(21.8	p)
Goodwill per share	0.4		6.4	p	0.4		6.4	p

Earnings/(loss) per share before goodwill amortisation	3.6	p	(15.4	)p	3.5	p	(15.4	)p

In accordance with FRS14 – Earnings Per Share, the diluted loss per share for the 6 months to 30 September 2001 is equivalent to the basic earnings per share as any conversion of options would decrease the net loss per share.

6. Debtors

	31 December 2002		30 September 2001
	Due within one year	Due after one year	Due within one year	Due after one year
	£’000	£’000	£’000	£’000
Trade debtors	23,675	–	11,876	–
Prepaid licences	672	502	1,064	2,252
Other debtors	2,045	143	2,497	–
Prepayments	2,737	–	2,436	–
Deferred tax asset	–	–	1,380	–
Corporation tax	–	–	–	4,342

	29,129	645	19,253	6,594

Exhibit E-9

7. Creditors

	31 December 2002		30 September 2001
	Due within one year	Due after one year	Due within one year	Due after one year
	£’000	£’000	£’000	£’000
Borrowings
Obligations under finance leases	88	55	66	312

	88	55	66	312

Other creditors
Bank loans and overdrafts	52	–	493	–
Trade creditors	8,050	–	6,459	–
Royalty creditors	10,124	–	2,960	–
Accruals and deferred income	7,342	901	5,535	2,393
Corporation tax payable	11,673	–	1,564	–
Other creditors	4,376	–	866	–

	41,617	901	17,877	2,393

	41,705	956	17,943	2,705

During the period to 30 June 2002, the Group received £11,387,000 of cash comprising a tax rebate of £10,456,000 plus accrued interest of £931,000. These monies were received following the submission of a claim to the Inland Revenue, which claim remains outstanding and subject to agreement by the Inland Revenue. Until such time as a final position is reached, the Group will continue to carry this sum within creditors: amounts falling due within one year.

8. Provision for liabilities and charges

Provision for future rent commitments	£’000
As at 30 June 2002	1,418
Released in the period	(172)

As at 31 December 2002	1,246

The provision represents the discounted value of future lease payments in respect of a vacant property which is leased until September 2008 by a subsidiary company.

9. Movement in shareholders’ funds

	Ordinary shares		Share Premium account	Other reserves	Profit and loss account	Total
	No. of shares	Amount
		£'000	£'000	£'000	£'000	£'000

Balance as at 30 June 2002	139,753,355	2,795	138,107	707	(85,020)	56,589
Profit for the period	–	–	–	–	4,414	4,414
Translation adjustment	–	–	–	–	(417)	(417)
Exercise of share options	125,304	3	128	–	–	131

Balance as at 31 December 2002	139,878,659	2,798	138,235	707	(81,023)	60,717

Exhibit E-9

10. Reconciliation of operating profit/(loss) to net cash outflow from operating activities

	6 months to 31 December 2002	6 months to 30 September 2001
	£’000	£’000

Group operating profit / (loss)	2,593	(25,820)
Profit on disposal of fixed assets	(38)	–
Depreciation of tangible fixed assets	1,086	938
Amortisation of goodwill	134	5,596
Other amortisation	31	–
(Increase) / decrease in working capital	(3,833)	549

Net cash outflow from operating activities	(27)	(18,737)

11. Analysis of net funds

	At 30 June 2002	Cash flow	Exchange And non-cash Movements	At 31 December 2002
	£'000	£'000	£'000	£'000

Cash	20,971	8,771	(204)	29,538
Loans repayable within one year	–	(52)	–	(52)

	20,971	8,719	(204)	29,486
Short-term deposits and liquid resources	38,081	(7,207)	–	30,874

	59,052	1,512	(204)	60,360
Finance leases	(274)	111	20	(143)

Net funds	58,778	1,623	(184)	60,217

The interim financial information has been prepared on the basis of the accounting policies set out in the Group’s 2002 statutory accounts. Those accounts, on which the auditors issued an unqualified audit opinion, have been delivered to the Registrar of Companies.

The interim financial information is unaudited but has been reviewed by the auditors and their report to Eidos plc is set out on page 13.

The Interim Report for the six month period to 31 December 2002 was approved by the Board of Directors on 6 March 2003. It does not constitute statutory accounts as defined by Section 240 of the Companies Act 1985.

Exhibit E-9

Independent review report by KPMG Audit Plc to Eidos plc

Introduction
We have been instructed by the Company to review the financial information set out on pages 5 to 12 and we have read the other information contained in the Interim Report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with paragraph 12.54 of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the Company those matters we are required to by the Listing Rules and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors’ responsibilities
The Interim Report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the Interim Report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4: Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 December 2002.

KPMG Audit Plc
Chartered Accountants

London

6 March 2003

Exhibit E-9

BOARD OF DIRECTORS AND SHAREHOLDER INFORMATION

Executive Directors	Non-executive Directors
Michael McGarvey, Chief Executive Officer (n)	John van Kuffeler, Chairman (n) (r)
Stuart Cruickshank, Chief Financial Officer	David Adams * (a) (n) (r)
Jeremy Heath-Smith, Development Director	Victor Steel (a) (n) (r)
Ian Livingstone, Creative Director	Allen Thomas (a) (n) (r)
Simon Protheroe, Technical Director

*Appointed Senior Independent Director from 5 March 2003

(a) Member of Audit Committee (n) Member of Nomination Committee (r) Member of Remuneration Committee

Company Registrar
Enquiries concerning shareholdings, change of address or other particulars, should be directed in the first instance to the Company’s Registrar, Computershare Investor Services PLC. They also provide a range of on-line shareholder information services at www.computershare.com where shareholders can view their holdings and find practical help on transferring shares and updating personal details.

Share Price Information
The latest Eidos plc share price can be obtained via the Company’s website at www.eidos.com. It can also be obtained in the UK on Ceefax, Teletext and the FT Cityline service, telephone: +44 (0) 906 843 1400 (calls from within the UK charged at 60p per minute).

Electronic Communication
Any shareholder who wishes to receive Eidos financial results and other Eidos news as soon as it is released should e-mail plc@eidos.co.uk. You can also register for an Eidos games newsletter at www.eidos.com

Unsolicited Mail
The Company is obliged by law to make its share register available upon request to the public and to other organisations which may use it as a mailing list resulting in shareholders receiving unsoliced mail. Shareholders wishing to limit the receipt of such mail should write to the Mailing Preference Service, Freepost 22, London W1E 7EZ or call +44 (0) 8457 034599 for an application form.

ShareGIFT
Shareholders who hold only a small number of shares, where dealing costs make it uneconomic to sell them, may wish to consider donating them to charity through ShareGIFT, a registered charity administred by The Orr Mackintosh Foundation. The relevant share transfer form can be obtained from the Company Registrar. Further information is available at www.sharegift.org or telephone +44 (0) 20 7337 0501.

Telephone Share Dealing Service
An execution-only telephone share dealing service is available via the Company Registrar for the sale and purchase of Eidos plc shares by private investors in a simple, cost effective manner. If you are interested in using this service telephone: +44 (0) 870 703 0084. Detailed terms and conditions are available by telephone: +44 (0) 870 702 0000.

American Depositary Receipts (ADRs)
The Company’s shares are listed on the Nasdaq National Market (symbol EIDSY) in the form of Amercian Depositary Shares (ADS) and these are evidenced by ADRs, each one of which represents one Ordinary share. J PMorgan Chase & Co is the authorised Depositary bank for the Company’s ADR programme.

The Company’s ADS price is quoted daily in the Wall Street Journal and can be obtained from the NASDAQ website at www.nasdaq.com

Exhibit E-9

CONTACT DETAILS

Secretary
Michael Arnaouti FCIS

Head Office and Registered Office
Eidos plc
Wimbledon Bridge House
1 Hartfield Road
Wimbledon
LONDON SW19 3RU
Tel: +44 (0) 208 636 3000
Fax: +44 (0) 208 636 3001
Email: plc@eidos.co.uk
Website: www.eidos.com

Registration details
Registered in England No.2501949

Registrar
Computershare Investor Services PLC
PO Box
435 Owen House
8 Bankhead Crossway North
EDINBURGH EH11 4BR
Tel: +44 (0) 870 702 0010
Fax: +44 (0) 870 703 6143
Website: www.computershare.com

ADR Depository
JP Morgan Service Centre
PO Box 43013
Providence
RI 02940-3013
USA
Tel: + 1 781 575 4328
Fax: + 1781 575 4082
Website: www.adr.com

Auditors
KPMG Audit Plc
8 Salisbury Square
LONDON EC4Y 8BB
Tel: +44 (0) 207 311 1000
Fax: +44 (0) 207 311 3311

Stockbrokers and Financial Advisers
Dresdner Kleinwort Wasserstein Ltd
20 Fenchurch Street
LONDON EC3P 3DP
Tel: +44 (0) 207 623 8000
Fax: +44 (0) 207 623 4069

Bankers
The Royal Bank of Scotland

Legal Advisors
Taylor Wessing (UK)
Gouldens (UK)
Cooley Godward (USA)

PR Consultants
Brunswick Group

All of the Company names and/or brands and/or product names referred to in this Interim Report are registered trademarks or trademarks pending registration by Eidos group companies in accordance with the relevant national laws worldwide. All rights reserved.

Exhibit E-9